

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-Mail
Paul B. Shinn
General Counsel
Gigamon LLC
598 Gibraltar Drive
Milpitas, CA 95035

>   **Re:** **Gigamon LLC**
>   **Registration Statement on Form S-1**
>   **Filed July 13, 2012**
>   **File No. 333-182662**

Dear Mr. Shinn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   We note that you are requesting confidential treatment of the Distribution Agreement with Interlink Communication Systems, Inc. We will respond to your request for confidential treatment under separate cover.

Explanatory Note

4.   Please tell us whether the conversion to a Delaware corporation will be complete before the effective date of this registration statement. In addition, tell us:

- whether the post-conversion entity currently exists as a matter of law;
- when the issuer and its officers and directors intend to sign the registration statement; and
- how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

Also, tell us whether the conversion is exempt from registration under the Securities Act.

Table of Contents

5.   Please move the paragraphs following the dealer delivery obligation disclosure to a more appropriate place in your document after the risk factor disclosure, as these disclosures are not required under Items 501 and 502 of Regulation S-K.

Prospectus Summary

Overview, page 1

6.   Please clarify in the third paragraph and on page 93 of the Business section on what bases the companies you refer to are considered to be the top in their respective industries.

7.   Please balance the disclosure of your revenues in the last paragraph on page 1 and in the Business section by including a comparable presentation of your net income.

Need for a Comprehensive Visibility Solution, page 2

8.   Regarding the independent survey by Enterprise Strategy Group, as well as the industry reports and publications by Gartner and International Data Corporation, please tell us whether they were prepared for your company or for the offering. Also, provide us with supplemental copies of the survey, reports, and publications from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Risk Factors, page 12

9.   Based on the segment information you provide on page F-28, it appears that revenues
        from Europe may be increasing. Please consider including a risk factor regarding the
        effects on your revenues of the current disruptions in the European economies or tell us
        why you do not believe that such a risk factor is appropriate.

10.   We note your disclosure in the carryover sentence at the bottom of page F-22 regarding
        adjustments to deferred tax assets and liabilities, which will result in adjustments to
        retained earnings and paid-in capital. Please tell us what consideration you gave to
        including a risk factor highlighting these adjustments.

We rely on third-party channel partners…, page 18

11.   Please expand your risk factor disclosure to include the figures in your table on page F-9
        for the most recently completed fiscal year and quarterly period.

Dividend Policy, page 41

12.   Regarding the disclosure in the second paragraph, please clarify how you determined the
        amount of distribution payable from your cash and cash equivalents and how you
        calculated the adjusted net income. Also clarify how you arrived at the $7.4 million
        distribution payable balance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
50

13.   You disclose in the last risk factor on page 22 that the average selling price of your
        product has decreased from time to time. With a view to disclosure, please tell us why
        you do not discuss the effects of lower prices when comparing the changes in revenues to
        prior periods, such as on pages 57, 59, and 61. Please refer to Item 303(a)(3)(ii) of
        Regulation S-K.

Revenue, page 53

14.   Please expand your disclosure in the penultimate sentence to explain in more specific
        detail the relationship between shifts in product and services revenue, such as the extent
        of the lag and any fluctuations in service revenues during the duration of the service
        contracts.

Revenue, page 57

15.   You disclose in the penultimate sentence on page 57 that the increase in product revenue was partially offset by lower unit sales. Please disclose the reason for the lower unit sales and quantify, if practicable.

Critical Accounting Policies

Stock-based compensation expense, page 72

16.   We note disclosure on page 73 that the fair value of the shares of common stock underlying your stock-based awards was estimated on each grant date by your board of directors. Please tell us whether you obtained a valuation performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

17.   We note the disclosure on page 72 that your expected term and volatility assumptions were based upon a peer group of publicly traded companies. Similarly, we note on page 74 that you derive the discount rate and exit terminal multiples used in your income approach and your market approach assumptions from an analysis of comparable industry peer companies. Please confirm that the same set of companies is used in all of your valuation assumptions and estimates and update your disclosure accordingly. Also revise to disclose any limitations or uncertainties over comparability.

18.   We note that your March 31, 2012 valuation determined aggregate equity value using both the income and market approaches. Please describe and quantify the specific material assumptions and multiples used in your market approach. Additionally, describe and quantify any specific material assumptions used in the income approach in addition to the discount rate already disclosed.

19.   For any future options grants, discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance as of the date of your current registration statement. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

20.   When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

21.   Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO price

range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

22.   We note your placeholder disclosure on page 76 regarding the intrinsic value of all outstanding options based upon the midpoint of the estimated offering price range. Consider revising to separately disclose the intrinsic value of all outstanding vested and unvested options.

23.   For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business, page 79

24.   Refer to the disclosure in the first risk factor on page 23. In an appropriate place in the Business section, please provide a description of the rights of return by your channel partners and any significant exercises of those rights.

Overview, page 79

25.   Refer to the first sentence. In an appropriate place in this section, please provide a basis for your claim that you have developed an "innovative solution" and disclose those aspects of your products that distinguish it from those of your competitors. Similarly, provide a basis for the claim on page 88 regarding your market leadership.

Need for a Comprehensive Visibility Solution, page 85

26.   Please clarify what you mean by "IT leaders" in the second sentence and disclose the date of the survey.

27.   Please disclose the basis for your belief in the last paragraph that the market is underpenetrated.

Products, page 90

28.   Please define "NEBS" and explain the purpose of the EAL2 certification.

29.   You state on page 91 that the cost of GigaVUE and GigaSECURE products more than offsets the "high cost of 10 Gigabit IPS tools." Please disclose how you concluded that these tools are considerably higher cost than your products.

Customer Support, page 92

30.   Please expand the carryover sentence at the bottom of page 92 to disclose when ongoing maintenance services are not sold to end-user customers.

Sales and Marketing, page 93

31.   On page F-9 you identify as customers certain distributors and resellers that accounted for more than 10% of your revenues. Please tell us why you do not identify those customers by name. Refer to Item 101(c)(1)(vii) of Regulation S-K. To the extent you have contractual agreements with Customers A and B, please include a discussion of the material contract terms and file, or confirm that you have filed, the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

32.   Please disclose the indemnification provisions that you mention on page F-20 and explain how losses could exceed the amounts received under these customer agreements.

Competition, page 95

33.   In the sixth bullet point you mention the breadth of your portfolio as one of the competitive factors. You also disclose that you compete favorably on this basis. At the bottom of page 12, however, you cite your limited number of products as a risk. Please revise and ensure that you disclose any negative factors regarding your competitive position in accordance with Item 101(c)(1)(x) of Regulation S-K.

Executive Compensation

2011 Summary Compensation Table, page 104

34.   Please explain why the amounts in the Non-Equity Incentive Plan Compensation column differ from the amounts indicated in the second paragraph on page F-19.

Certain Relationships and Related Party Transactions

Loans to Founders, page 112

35.   Please disclose the date of distributions that resulted in the repayment of the loans to founders and the amount of interest accrued on such date.

Principal and Selling Stockholders, page 116

36.   We note that you provide information in this section as of March 31, 2012. Please update your disclosure to provide information in the selling shareholder table as of the most recent practicable date.

37.   Please revise footnote (4) to your table on page 117 to eliminate any uncertainty regarding the natural persons that have beneficial ownership and voting and investment power of the shares held by entities affiliated with Highland Capital Partners. You may state, if true, that the persons named are deemed to have beneficial ownership.

Description of Capital Stock

Fully Paid and Non-Assessable, page 119

38.   We note that you do not attribute this disclosure to counsel. Please revise or advise.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

39.   We note your disclosure on page F-12 that you have established vendor-specific objective evidence (VSOE) of fair value for maintenance and support contracts because the majority of selling prices fall within a narrow range when sold separately. Please describe, in detail, the methodology for establishing VSOE of your maintenance and support services including the volume and range of standalone sales used to establish VSOE. We further note on page 92 that you offer two-tiered maintenance and support agreements. Please tell us how the pricing of any premium support affects the allocation of maintenance revenue in your multiple-element arrangements.

40.   We note your disclosure on page 50 that you provide your channel partners with marketing assistance, training and support. Please describe your accounting policy related to the channel partner programs.

Note 3 – Restatement of Previously Issued Financial Statements, page F-14

41.   We note on page F-16 that net income was affected by the restatement. Please tell us your consideration of the requirement in ASC 250-10-50-7 to disclose the effect of the correction on any per share amounts.

42.   We note you determined that the fair value of the common units of Gigamon Systems exceeded the exercise price of the common unit options granted to Gigamon Systems' employees during 2007 and 2008 and therefore you recorded adjustments to your financial statements for the three years ended December 31, 2011. Please provide the following additional details about these adjustments:

- Tell us whether the withholdings reflected in the adjustment relate to options that have already been exercised. To the extent that the adjustment relates to options that have not been exercised, please provide further discussion about the basis for your adjustment.
- Tell us whether you revised your determination of the grant date fair value and if so whether additional compensation expense was recorded.
- Given that the adjustments relate to options granted during 2008 and 2007, tell us whether the error had an impact in those years. To the extent that the error did impact 2008 and 2007, provide your consideration for restating the selected financial data included elsewhere in this registration statement.

Note 8 – Members' Deficit

Pro Forma Stockholders' Equity (Unaudited), page F-22

43.   We note that the pro forma consolidated balance sheet on page F-3 will reflect the conversion of Gigamon LLC to Gigamon Inc. (LLC Conversion). We further note that pro forma balance sheet data presented elsewhere in the registration statement (e.g. Summary Consolidated Financial and Other Data on page 10 and the Capitalization table on page 42) reflects the LLC Conversion as well as the conversion of all outstanding preferred stock into common stock. Please clarify these inconsistencies. If your pro forma balance sheet will reflect the conversion of all outstanding preferred stock into common stock, please also clarify why it is appropriate to assume the conversion of preferred stock into common stock. In this regard, tell us whether the holders of preferred stock indicated their intent to convert the preferred shares or if the conversion is automatic upon certain events as defined in an agreement. Please advise.

Note 9 – Performance Unit Plan (PUP), page F-23

44.   We note that amount distributable under the PUP shall be made only upon a Change of Control, as defined in the plan. We further note that there are separate time-based vesting conditions. This seems to imply that the Change of Control provision impacts exercisability rather than vesting. However, your disclosure on page 77 states that "performance units will only vest" upon a Change of Control. Please advise and update your disclosure as necessary.

45.   We note in Section 9.B of the PUP in Exhibit 10.2 that in the event that a participant's continuous status terminates, their vested performance units will not terminate if a Change of Control occurs within three months of their termination. Please update your disclosure to reflect this term of the agreement.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-3</u>

46.   Please file or tell us why you are not required to file your Loan and Security Agreement with Silicon Valley Bank. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

            Sincerely,

            /s/ Maryse Mills-Apenteng

            Maryse Mills-Apenteng
            Special Counsel

cc: <u>Via E-Mail</u>
       Jeffrey D. Saper
       Wilson Sonsini Goodrich & Rosati, P.C.